CYNTHIA M. KRUS DIRECT LINE: 202.383.0218 E-mail: Cynthia.krus@sutherland.com
December 10, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Attention: John Ganley/ Jason Fox
100 F Street, N.E.
Washington, D.C. 20549

Re:	Griffin-Benefit Street Partners BDC Corp.
Registration Statement on Form N-2 (File No. 333-196520)
Dear Mr. Ganley:
On behalf of Griffin-Benefit Street Partners BDC Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on November 24, 2015, regarding accounting comments with respect to the Company’s Registration Statement on Form N-2 (File No. 333-196520), as amended, and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.	Please undertake to review the Company’s accounting treatment of organization and offering costs in future financial statements.
Response: The Company advises the Staff that it undertakes to review the Company’s accounting treatment of organization and offering costs and will determine whether it should adjust its treatment of such costs in future financial statements.
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In connection with the submission of the responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.
Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus